                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                              --------------------------

                                    SCHEDULE 14D-1(A)
                     TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                           OF THE SECURITIES EXCHANGE ACT OF 1934
                                     (Amendment No.1)
                              --------------------------

                              ILM II SENIOR LIVING, INC.

                                A VIRGINIA CORPORATION
                              (NAME OF SUBJECT COMPANY)

                                REDWOOD INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                 ARLEN CAPITAL, LLC
                                       (BIDDER)


                        SHARES OF COMMON STOCK $.01 PAR VALUE
                            (TITLE OF CLASS OF SECURITIES)

                                        449933
                        (CUSIP Number of Class of Securities)


                                 Arlen Capital, LLC
                               Don Augustine, Manager
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)


                              --------------------------


                             CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
                    $4,000,000                                $500
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 *    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION
      ASSUMES THE PURCHASE OF 500,000 SHARES AT A PURCHASE PRICE OF $8.00 PER SHARE.

 [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      AMOUNT PREVIOUSLY PAID:   NOT APPLICABLE     FILING PARTY:  NOT APPLICABLE
      FORM OF REGISTRATION NO.: NOT APPLICABLE     DATE FILED:    NOT APPLICABLE
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                           AMENDMENT NO. 1 TO SCHEDULE 14-D-1

This Amendment No. 1 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on June 4, 1998 (the "Schedule 14D-1") by Redwood Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 500,000 share of common stock $.01 par value ("Shares") of the issued and outstanding Shares of ILM II Senior Living, Inc., a Virginia Corporation (the "Company") upon the terms and conditions set forth in the Offer to Purchase dated June 4, 1998 (the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, colectively constitute the "Offer").

                                    14D-1(A)

   --------------------                                     --------------------
     CUSIP NO. 449933                                         Page 2 of 8 Pages
   --------------------                                     --------------------

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       i.  Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

           Redwood Investors, LLC - IRS Identification #33-0744348
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      ii.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)  ___
                                                                  (b)  ___
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     iii.  SEC Use Only
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      iv.  Sources of Funds (See Instructions)

           WC
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      v.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                          2(e) or 2(f)  ____
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      vi.  Citizenship or Place of Organization

           State of Delaware
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     vii.  Aggregate Amount Beneficially Owned By Each Reporting Person

           Less than 1 percent of the issued and outstanding Shares
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    viii.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
           Instructions)   ____
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     ix.  Percent of Class Represented by Amount in Row (7)

          Less than 1 percent of the issued and outstanding Shares
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      x.  Type of Reporting Persons (See Instructions)

          OO
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                                    14D-1(A)

   --------------------                                     --------------------
     CUSIP NO. 449933                                         Page 3 of 8 Pages
   --------------------                                     --------------------

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    1.   Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Arlen Capital, LLC - IRS Identification #33-0713478
   -----------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)  ____
                                                                  (b)  ____
   -----------------------------------------------------------------------------
    3.   SEC Use Only
   -----------------------------------------------------------------------------
    4.   Sources of Funds (See Instructions)
         AF
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    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                          2(e) or 2(f) ____
   -----------------------------------------------------------------------------

    6.   Citizenship or Place of Organization

         State of California
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    7.   Aggregate Amount Beneficially Owned By Each Reporting Person

         Less than 1 percent of the issued and outstanding Shares
   -----------------------------------------------------------------------------

    8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)    ____
   -----------------------------------------------------------------------------

    9.   Percent of Class Represented by Amount in Row (7)

         Less than 1 percent of the issued and outstanding Shares
   -----------------------------------------------------------------------------

    10.  Type of Reporting Persons (See Instructions)

         OO
   -----------------------------------------------------------------------------

ITEM 1.   SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is ILM II Senior Living, Inc., a Virginia Corporation, and the address of its principal executive office is 28 State Street, Suite 1100, Boston, Massachussetts 02109.

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     This Schedule 14D-1 relates to a tender offer by Redwood Investors, LLC, a Delaware limited liability company ("Purchaser"), to purchase 500,000 shares of common stock $.01 par value ("Shares") of ILM II Senior Living, Inc., a Virginia Corporation, (the "Company"), at $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 1998 and the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(5) and (a)(6), respectively, and incorporated herein by reference. This Schedule 14D-1 is being filed on behalf of Purchaser.

     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) Not applicable.

     (b) The information set forth in Section 9 ("Past Contacts and Negotiations with Company") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Not applicable.

ITEM 8.   PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

     (a) Not applicable.

     (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(5) and
(a)(6), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) -  Offer to Purchase, dated June 11, 1998.
     (a)(6) -  Agreement of Sale.
     (a)(7) -  Cover Letter, dated June 11, 1998 from Purchaser to Shareholders.
     (a)(8) -  Summary Publication of Notice of Offer.
     (b)    -  Not applicable.

     (c)    -  Not applicable.

     (d)    -  Not applicable.

     (e)    -  Not applicable.

     (f)    -  Not applicable.


                                 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 11, 1998                REDWOOD INVESTORS, LLC

                                      By:  Arlen Capital, LLC
                                           its Manager


                                      By:  /S/ DON AUGUSTINE
                                           ---------------------------
                                           Don Augustine, Manager


                                      ARLEN CAPITAL, LLC


                                      By:  /S/ DON AUGUSTINE
                                           ---------------------------
                                           Don Augustine, Manager

                                    EXHIBIT INDEX



                                                                Sequential
 Exhibit No.                       Description                  Page Number

     (a)(5) -  Offer to Purchase, dated June 11, 1998.
     (a)(6) -  Agreement of Sale.

     (a)(7) -  Cover Letter, dated June 11, 1998
               from Purchaser to Shareholders.

     (a)(8) -  Summary Publication of Notice of
               Offer.

     (b)    -  Not applicable.
     (c)    -  Not applicable.

     (d)    -  Not applicable.
     (e)    -  Not applicable.

     (f)    -  Not applicable.